UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF GEORGIA
ATLANTA DIVISION

:

IN RE:	: :	CHAPTER 11
CDC CORPORATION,	: :	CASE NO. 11-79079
Debtor.	:	JUDGE BONAPFEL

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NOTICE OF NO SUBMISSION OF TIMELY INITIAL OVERBIDS

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-referenced Chapter 11 case (the “Debtor”), and hereby notifies parties in interest that the “Overbid Deadline” as defined in the Bid Procedures Order (Docket No. 196) passed without any party making an Initial Overbid for the purchase of the CDC Software Shares. Accordingly, the Auction scheduled for March 16, 2012 will not be held. Instead, the Debtor shall request the Court to approve the proposed sale to the Stalking Horse Purchaser (as defined in the Bid Procedures Order) at the Sale Hearing scheduled for March 20, 2012 at 11:00 a.m. in Courtroom 1401, United States Bankruptcy Court, 75 Spring Street, S.W., Atlanta, Georgia 30303.

This 12th day of March, 2012.

Respectfully submitted,

LAMBERTH, CIFELLI, STOKES,

ELLIS & NASON, P.A.

Attorneys for Debtor

	By:	/s/ William D. Matthews

3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326 (404) 262-7373		William D. Matthews Georgia Bar No. 470865 WDM@lcsenlaw.com

(404) 262-9911 (facsimile)

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Notice of No Submission of Timely Initial Overbids upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum
James H. Morawetz
Office of the U.S. Trustee
362 Richard B. Russell Building
75 Spring Street, SW
Atlanta, GA 30303
david.s.weidenbaum@usdoj.gov
jim.h.morawetz@usdoj.gov

C. Edward Dobbs
James S. Rankin
Parker, Hudson, Rainer & Dobbs, LLP
1500 Marquis Two Tower
285 Peachtree Center Avenue, NE
Atlanta, GA 30303
jrankin@phrd.com
edobbs@phrd.com

Timothy T. Brock
Aaron M. Zeisler
Abigail Snow
Satterlee Stephens Burke & Burke
230 Park Avenue, 11th Floor
New York, NY 10169
tbrock@ssbb.com
azeisler@ssbb.com
asnow@ssbb.com

Thomas J. Fleming
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
tfleming@olshanlaw.com

Gus H. Small
COHEN POLLOCK MERLIN & SMALL, P.C.
3350 Riverwood Parkway, Suite 1600
Atlanta, Georgia 30339

gsmall@cpmas.com

John F. Isbell
Garrett A. Nail
Thompson Hine LLP
3560 Lenox Road
Two Alliance Center, Suite 1600
Atlanta, Georgia 30326
john.isbell@thompsonhine.com
garrett.nail@thompsonhine.com

Jacob A. Maurer

Robert D. Wildstein
Bodker Ramsey Andrews Winograd Wildstein, P.C.
One Securities Centre
3490 Piedmont Road, N.E.
Suite 1400
Atlanta, Georgia 30305-4808
rwildstein@brawwlaw.com
jmaurer@brawwlaw.com

Alan Kolod
Alan E. Gamza
Abraham Y. Skoff
MOSES & SINGER LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
akolod@mosessinger.com
agamza@mosessinger.com
askoff@mosessinger.com

J. Robert Williamson
SCROGGINS & WILLIAMSON, P.C.
1500 Candler Building
127 Peachtree Street, NE
Atlanta, GA 30303
rwilliamson@swlawfirm.com

Bern Steves
California Business Law Office
19925 Stevens Creek Blvd.
Cupertino, CA 95014
paralegal@californiabizlaw.com

Jeffrey W. Kelley
J. David Dantzler, Jr.
Troutman Sanders LLP
600 Peachtree Street, NE
Suite 5200
Atlanta, GA 30308-2216
jeffrey.kelley@troutmansanders.com
david.dantzler@troutmansanders.com

David W. Cranshaw
Morris, Manning & Martin, LLP
3343 Peachtree Road NE, Suite 1600
Atlanta, GA 30326
dwc@mmmlaw.com

Nicole L. Greenblatt, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
ngreenblatt@kirkland.com

Stuart Casillas
Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel
CDC Corporation
2002 Summit Boulevard, Suite 700
Atlanta, GA 30319
JStutz@cdcsoftware.com

Marcus A. Watson, Chief Restructuring Officer
CDC Corporation
c/o Finley, Colmer and Company
5565 Glenridge Connector, Suite 300
Atlanta, GA 30342
marc@finleycolmer.net
Henry F. Sewell, Jr., Esq.
David E. Gordon, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
hsewell@mckennalong.com
dgordon@mckennalong.com

Eric Lopez Schnabel
Robert W. Mallard
Jessica Mikhailevich
DORSEY & WHITNEY LLP
51 W. 52nd Street
New York, New York 10019
schnabel.eric@dorsey.com
mallard.robert@dorsey.com
mikhailevich.jessica@dorsey.com

This 12th day of March, 2012.	/s/ William D. Matthews

3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326 (404) 262-7373	William D. Matthews Georgia Bar No. 470865 WDM@lcsenlaw.com

(404) 262-9911 (facsimile)